SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

i2 TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00025 Per Share

Having an Exercise Price Per Share of $45.00 or More

(Title of Class of Securities)

465754 20 8

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael J. Berry

Executive Vice President and Chief Financial Officer

i2 Technologies, Inc.

One i2 Place

11701 Luna Road

Dallas, Texas 75234

(469) 357-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Zaitun Poonja, Esq.

Rani Doyle, Esq.

Morgan Lewis & Bockius LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, CA 94306

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$129,483,484.00	$13,854.73

*	The “transaction valuation” was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,204,847 shares of common stock of i2 Technologies, Inc., having an aggregate value of $129,483,484.00 as of April 18, 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	$107.00 per $1,000,000 of the aggregate offering pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

The filing of this Schedule TO shall not be construed as an admission by i2 Technologies, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 26, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is i2 Technologies, Inc., a Delaware corporation (the “Company” or “i2”), the address of its principal executive offices is One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and its telephone number is (469) 357-1000. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning i2”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees (excluding those who have resigned or given or received a written notification of their termination) to purchase shares of the Company’s common stock, par value $0.00025 per share, with an exercise price per share of $45.00 or more that are currently outstanding under any of the following stock option plans (the “Eligible Options”) (all such plans are sometimes hereinafter referred to collectively as the “Option Plans”):

i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (the “1995 Plan”);

i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan;

Aspect Development, Inc. 1992 Stock Option Plan;

Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan;

SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan; and

InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan.

In exchange for Eligible Options, tendering option holders will receive restricted stock units, which represent the right to receive shares of our common stock at the time the units vest. The restricted stock units will be issued under the 1995 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election/Change of Election Form attached hereto as Exhibit (a)(2) (the “Election Form,” and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Offer”). As of April 18, 2006, Eligible Options to purchase 1,204,847 shares of our common stock were outstanding under the Option Plans.

The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Options; Restricted Stock Units; Expiration Date”), Section 3 (“Status of Eligible Options Not Tendered”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I (“Information Concerning the Directors and Executive Officers of i2 Technologies, Inc.”) attached hereto is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Options; Restricted Stock Units; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 12 (“Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Option Plans pursuant to which the Eligible Options have been granted are attached hereto as Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3), Exhibit (d)(4), Exhibit (d)(5) and Exhibit (d)(6) contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”) and Section 12 (“Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning i2”) and Section 17 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005 is incorporated herein by reference.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)	(1) Offer to Exchange, dated April 26, 2006.

(2)    Election/Change of Election Form.

(3)    Option Exchange Application Electronic Screen.

(4)    Press Release dated April 26, 2006.

(5)    *Form of Email distributed to i2 Technologies, Inc. Employees.

(6)    Form of Email to Employees Announcing Offer to Exchange.

(7)    Slide Presentation to Employees Regarding Offer to Exchange.

(8)    Form of Offer Reminder Email.

(9)    Form of Confirmation of Election Email to Employees.

(10)  Technical Frequently Asked Questions for i2 employees.

(11)  Material Income Tax Consequences for Employees Resident in Australia.

(12)  Material Income Tax Consequences for Employees Resident in Belgium.

(13)  Material Income Tax Consequences for Employees Resident in Canada.

(14)  Material Income Tax Consequences for Employees Resident in Denmark.

(15)  Material Income Tax Consequences for Employees Resident in Finland.

(16)  Material Income Tax Consequences for Employees Resident in France.

(17)  Material Income Tax Consequences for Employees Resident in Germany.

(18)  Material Income Tax Consequences for Employees Resident in India.

(19)  Material Income Tax Consequences for Employees Resident in Japan.

(20)  Material Income Tax Consequences for Employees Resident in Korea.

(21)  Material Income Tax Consequences for Employees Resident in The Netherlands.

(22)  Material Income Tax Consequences for Employees Resident in the People’s Republic of China.

(23)  Material Income Tax Consequences for Employees Resident in Singapore.

(24)  Material Income Tax Consequences for Employees Resident in South Africa.

(25)  Material Income Tax Consequences for Employees Resident in Taiwan.

(26)  Material Income Tax Consequences for Employees Resident in the United Kingdom.

(27)   i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006, is incorporated herein by reference.

(b) Not applicable.

(d)

(1)     i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended through May 19, 2005), filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-132473), filed with the Commission on March 16, 2006, is incorporated herein by reference.

(2)     i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(3)     Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

(4)     Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(5)     SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(6)     InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

(7)     Form of Restricted Stock Units Award Agreement for U.S. employees.

(8)     Form of Restricted Stock Units Award Agreement for Non-U.S. Employees.

(g) Not applicable. (h) Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

i2 TECHNOLOGIES, INC.

/s/ Michael J. Berry
Michael J. Berry
Executive Vice President and Chief Financial
Officer

Date: April 26, 2006

Index to Exhibits

Exhibit Number		Description
(a)(1)	–	Offer to Exchange, dated April 26, 2006.

(a)(2)	–	Election/Change of Election Form.

(a)(3)	–	Option Exchange Application Electronic Screen

(a)(4)	–	Press Release dated April 26, 2006.

(a)(5)*	–	Form of Email distributed to i2 Technologies, Inc. Employees.

(a)(6)	–	Form of Email to Employees Announcing Offer to Exchange.

(a)(7)	–	Slide Presentation to Employees Regarding Offer to Exchange.

(a)(8)	–	Form of Offer Reminder Email.

(a)(9)	–	Form of Confirmation of Election Email to Employees.

(a)(10)	–	Technical Frequently Asked Questions for i2 employees.

(a)(11)	–	Material Income Tax Consequences for Employees Resident in Australia.

(a)(12)	–	Material Income Tax Consequences for Employees Resident in Belgium.

(a)(13)	–	Material Income Tax Consequences for Employees Resident in Canada.

(a)(14)	–	Material Income Tax Consequences for Employees Resident in Denmark.

(a)(15)	–	Material Income Tax Consequences for Employees Resident in Finland.

(a)(16)	–	Material Income Tax Consequences for Employees Resident in France.

(a)(17)	–	Material Income Tax Consequences for Employees Resident in Germany.

(a)(18)	–	Material Income Tax Consequences for Employees Resident in India.

(a)(19)	–	Material Income Tax Consequences for Employees Resident in Japan.

(a)(20)	–	Material Income Tax Consequences for Employees Resident in Korea.

(a)(21)	–	Material Income Tax Consequences for Employees Resident in The Netherlands.

(a)(22)	–	Material Income Tax Consequences for Employees Resident in the People’s Republic of China.

(a)(23)	–	Material Income Tax Consequences for Employees Resident in Singapore.

(a)(24)	–	Material Income Tax Consequences for Employees Resident in South Africa.

(a)(25)	–	Material Income Tax Consequences for Employees Resident in Taiwan.

(a)(26)	–	Material Income Tax Consequences for Employees Resident in the United Kingdom.

(a)(27)	–	i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006, is incorporated herein by reference.

(b)	–	Not applicable.

(d)(1)	–	i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended through May 19, 2005), filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-132473) filed with the Commission on March 16, 2006, is incorporated herein by reference.

(d)(2)	–	i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(d)(3)	–	Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

(d)(4)	–	Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(d)(5)	–	SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(d)(6)	–	InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

(d)(7)	–	Form of Restricted Stock Units Award Agreement for U.S. employees.

(d)(8)	–	Form of Restricted Stock Units Award Agreement for Non-U.S. Employees.

(g)	–	Not applicable.

(h)	–	Not applicable.

*	Previously filed.